FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 January 17, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit   Description

No. 1     RNS Announcement, re: Cancellation of Listing dated 17 January, 2005


17 January 2005



British Energy plc



GBP109,861,000 5.949 per cent. Guaranteed Bonds due 2003 ("2003 Bonds") GBP163,444,000 6.077 per cent. Guaranteed Bonds due 2006 ("2006 Bonds") GBP134,586,000 6.202 per cent. Guaranteed Bonds due 2016 ("2016 Bonds")


                      2003 Bonds           2006 Bonds          2016 Bonds

ISIN                XS0098581647         XS0098580755         XS0098579401
                    GB0007351868         GB0007351314         GB0007350902

Cancellation of Listing


British Energy notes the announcement by the Financial Services Authority this morning that the listing of the above debt securities has been cancelled with effect from 8.00am today. This follows British Energy's announcement on 14 January 2005 that the Court had approved the Creditors' and Members' Scheme, and following the satisfaction of all the other conditions, the Company's agreed restructuring had become effective.


Contact:

Andrew Dowler                    020 7831 3113           (Media Enquiries)
John Searles                     01506 408 715           (Investor Relations)


END


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: January 17, 2005                     BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations